EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,				Year Ended December 31,
(In thousands, except ratio)	Post-merger	Pre-merger	Post-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger
	2009	2008	2008 (1)	2008 (2)	2007	2006	2005	2004
Income (loss) from continuing operations before income taxes, equity in earnings of non-consolidated affiliates and cumulative effect of a change in accounting principle	$(4,249,085)	$538,369	$(5,742,580)	$474,657	$1,198,646	$1,071,437	$961,860	$1,200,551
Dividends and other received from nonconsolidated affiliates	10,570	16,381	13,143	29,935	6,793	15,179	14,696	13,491

Total	(4,238,515)	554,750	(5,729,437)	504,592	1,205,439	1,086,616	976,556	1,214,042

Fixed Charges

Interest expense (3)	771,678	182,178	715,768	213,210	451,870	484,063	443,442	367,511

Interest portion of rentals	191,519	227,006	184,301	264,387	418,587	374,875	342,462	321,342

Total fixed charges	963,197	409,184	900,069	477,597	870,457	858,938	785,904	688,853

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	963,197	409,184	900,069	477,597	870,457	858,938	785,904	688,853

Total earnings available for payment of fixed charges	$(3,275,318)	$963,934	$(4,829,368)	$982,189	$2,075,896	$1,945,554	$1,762,460	$1,902,895

Ratio of earnings to fixed charges (4)	N/A	2.36	N/A	2.06	2.38	2.27	2.24	2.76

Rental fees and charges	547,196	648,589	526,575	755,391	1,195,962	1,071,072	978,463	918,120
Interest portion of rental expense	35%	35%	35%	35%	35%	35%	35%	35%

(1)	For the period from July 31 through December 31, 2008.

(2)	For the period from January 1 through July 30, 2008.

(3)	The interest amount does not include interest expense associated with unrecognized tax benefits.

(4)	Earnings, as adjusted, were not sufficient to cover fixed charges by approximately $4.2 billion for the six months ended June 30, 2009. Earnings, as adjusted, were not sufficient to cover fixed charges by approximately $5.7 billion for the post-merger period from July 31 through December 31, 2008.